June 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	MultiSensor AI Holdings, Inc.

Registration Statement on Form S-1

File No. 333-280016

Acceleration Request

Requested Date:	June 26, 2024
Requested Time:	5:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, acting as the representative of the several underwriters, hereby joins MultiSensor AI Holdings, Inc., a Delaware corporation (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-280016) (as amended, the “Registration Statement”) to become effective on June 26, 2024, at 5:00 PM, Eastern Time, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 600 copies of the Company’s preliminary prospectus dated June 6, 2024, as amended, through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, roth capital partners, LLC
As the representative of the several underwriters listed in Schedule I to the Underwriting Agreement roth capital partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	President & Head of Investment Banking

cc:

MultiSensor AI Holdings, Inc.

Peter Baird, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Ryan C. Wilkins

Amanda P. McFall

ArentFox Schiff LLP

Ralph V. De Martino

Cody Boender

Signature Page to Underwriter Acceleration Request